SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
     ______________________________________________________________________

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________


Commission file number  1-6720


A.  Full title of the Plan:   A.T. CROSS COMPANY DEFINED CONTRIBUTION
                              RETIREMENT PLAN

B. Name of Issuer of securities held pursuant to the Plan and address of its principal executive office:

                           A.T. CROSS COMPANY
                            ONE ALBION ROAD
                      LINCOLN, RHODE ISLAND  02865


Financial Statements of the Plan:


A.T. Cross Company
Defined Contribution
Retirement Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2000 and 1999
Supplemental Schedule
As of December 31, 2000


A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

TABLE OF CONTENTS


                                                             Page

INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2000 AND 1999:

 Statements of Net Assets Available for Benefits                2

 Statements of Changes in Net Assets Available for Benefits     3

 Notes to Financial Statements                                 4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

 Schedule H, Part IV, Line 4i - Schedule of Assets Held for
 Investment Purposes at End of Year                             9



Schedules required under the Employee Retirement Income Security
Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.


INDEPENDENT AUDITORS' REPORT

To the Retirement Plan Committee and Participants of
 A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

May 11, 2001


A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF  NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

ASSETS:                                            2000          1999
Investments, at fair value:
 Participant-directed investments              $54,901,855   $68,716,201
 Nonparticipant-directed investments
   - loans to participants                         972,283     1,012,492
                                               -----------   -----------
Total investments, at fair value                55,874,138    69,728,693

Contributions receivable                                 -       247,527
Interest and dividend receivable                   224,339       200,861
                                               -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS              $56,098,477   $70,177,081
                                               ===========   ===========

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                   2000          1999
ADDITIONS:
 Investment activity:
 Net (depreciation) appreciation in fair
  value of investments                         $(8,660,035)  $ 7,853,818
 Interest income                                 1,194,118     1,178,709
 Dividend income                                 3,846,278       773,368
                                               -----------   -----------
Total investment activity                       (3,619,639)    9,805,895
                                               -----------   -----------
Contributions:
 Participants                                    1,729,118     1,781,282
 Employer                                          579,821       627,522
                                               -----------   -----------
Total contributions                              2,308,939     2,408,804
                                               -----------   -----------
Total                                           (1,310,700)   12,214,699
                                               -----------   -----------
DEDUCTIONS:
 Fund expenses                                     230,650       197,971
 Benefits paid to participants                  12,537,254    10,140,960
                                               -----------   -----------
Total                                           12,767,904    10,338,931
                                               -----------   -----------

NET (DECREASE) INCREASE IN NET ASSETS
 AVAILABLE FOR BENEFITS                        (14,078,604)    1,875,768

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                              70,177,081    68,301,313
                                               -----------   -----------
 End of year                                   $56,098,477   $70,177,081
                                               ===========   ===========

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

   The following description of A.T. Cross Company Defined
   Contribution Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for more complete information.

   On December 10, 1996, the Board of Directors (the "Board") of A.T. Cross Company (the "Company"), the Plan's sponsor, voted on and approved the merger of A.T. Cross Company Profit Sharing Plan and Trust into the Plan. Effective January 1, 1997, A.T. Cross Company Profit Sharing Plan and Trust and A.T. Cross Company Savings Plan (collectively, the "Component Plans") were merged into a single plan and trust known as A.T. Cross Company Defined Contribution Retirement Plan (the "Merged Plan").
   Assets of the Component Plans are held in a single trust, with each plan operating as a component plan of the Merged Plan. The purpose of the merger was to offer increased investment opportunities under the Component Plans, as well as to provide for uniform and combined investment opportunities and election procedures.

   General - Savings Component - The Savings Component is a contributory savings plan, established January 1, 1984 for the employees of the Company. The Savings Component is administered by a committee consisting of three persons(the "Employee Benefit Plan Committee"). The Savings Component is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

   General - Profit Sharing Component - The Profit Sharing Component is a noncontributory, defined contribution plan administered by the Employee Benefit Plan Committee. The Board determines the amount of the contribution and has established the policy that the maximum contribution for any year is limited to the lesser of (1) the maximum amount deductible for such year for federal income tax purposes or (2) 15% of the Company's net income for such year before deducting contributions to the retirement trust and before providing for federal and state income taxes. The Profit Sharing Component is subject to ERISA.

   Effective October 1, 2000, the Board voted and approved an amendment and restatement of the Plan for the primary purpose of allowing daily valuation and transactions. As a result of the restatement, the Plan no longer operates as the Component Plans.

   Eligibility - Employees become eligible to participate in the Plan beginning the first quarter immediately following their date of hire. Upon entry into the Plan, an employee may contribute to the Plan an amount equal to any percentage from 1% to, and including, 15% of his or her annual salary.

   Matching Contributions - The Company contributes to the Plan an amount equal to 50% of each participant's contributions up to 3% of the participant's salary. The Company's contributions, which will be made from current income or accumulated earnings, are credited to the employee's account on a weekly or semimonthly basis.

   Profit Sharing Contributions - No contribution was declared for
   2000 and 1999.

   In a year in which a contribution is made, the Company's profit sharing contribution is allocated pro rata to each participant's account, based on the participant's eligible compensation in relation to the total compensation of all participants entitled to profit sharing contributions. A participant must complete 1,000 hours of service and be employed on the last day of the plan year in order to receive an allocation.

   Election - The employee elects to deposit the money into Fleet Stable Asset Fund, Galaxy High Quality Bond Fund, Columbia Balanced Fund, Janus Fund, Galaxy Small Company Equity Fund, Putnam International Growth Fund, Putnam Vista Fund, INVESCO Small Company Growth Fund, American Century Income & Growth Fund, Fidelity Advisor Mid-Cap Fund, Fleet Conservative Income Fund, Fleet Balanced Growth Fund, Fleet Aggressive Growth Fund, Galaxy Money Market Fund, or Company Stock Fund or divide the deposit among the funds in percentage increments.

   Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances. Loan transactions are treated as transfers from (to) the investment funds to (from) the Loan Fund. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any date. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant's account and bears interest at rates commensurate with prevailing rates as determined by the plan administrator.

   Withdrawals - Withdrawals from the employee's vested portion of the Plan are permitted prior to retirement if the employee is able to demonstrate financial hardship as defined by the Internal Revenue Code (the "Code").

   Vesting - Employees vest in the Company's contribution at a rate of 20% for each year an employee works one thousand hours.

   Upon an employee leaving the Company prior to becoming 100% vested in the Company's contribution, the nonvested portion of the Company's contribution will be forfeited if the employee does not return to work at the Company within one year. Forfeited matching contributions will be used to reduce future matching contributions. Forfeited, profit sharing contributions will be redistributed to current participants based on prior year compensation. For the year ended December 31, 2000, forfeited matching and profit sharing contributions were $66,831 and $11,102, respectively.

   Upon early or normal retirement, as defined by the Plan, a participant will receive a lump-sum distribution of his or her account.

   Administrative Expenses - All reasonable expenses of administering the Plan may be paid from assets of the Plan.
   Alternatively, the Company may, at its discretion, pay any or all such expenses.

   Trustee of the Plan - Fleet Bank is the trustee of the Plan. As trustee, Fleet Bank holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the plan administrator. An officer of the trustee is also a member of the Board of the Plan's sponsor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Method of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis.
   Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Benefits - Benefits to participants are recorded when paid.

   Valuation of Investments - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. United States Government bonds, corporate bonds and United States Treasury notes and bills are valued at the last reported bid price. The participant loans receivable are recorded at cost which approximates fair value.

   Investments in Fleet National Bank Stable Asset Fund (the
   "Fund") generally are valued at the redemption value established by the trustee of the Fund, which generally is based on the fair value of the underlying assets.

   Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

3. PLAN TERMINATION

   The Plan may be amended at any time by a vote of the Board. The Board may suspend or discontinue contributions to the Plan as well as terminate it. Upon termination of the Plan or discontinuance of the Company's contribution, all interests of participants become fully vested and are not subject to forfeiture. Payments, upon termination of the Plan, will be made by the trustee, Fleet Bank, in accordance with the Plan's distribution provisions.

4. INVESTMENTS

   The Plan's investments are held by a bank-administered trust fund. During 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held, during the year)
   (depreciated) appreciated in value by $(8,660,035) and $7,853,818, respectively, as follows:

                                                   2000          1999

   United States Government securities         $  (165,158)  $  (369,287)
   United States Government agency bonds                 -        (4,166)
   Common stocks                                (2,368,379)    5,066,266
   Mutual funds                                 (6,126,498)    3,161,005
                                                ----------   -----------
   Net (depreciation) appreciation             $(8,660,035)  $ 7,853,818
                                                ==========   ===========

   The fair value of investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

                                                   2000          1999

   Galaxy Fund International Equity Class
    G - Trust                                  $         -   $ 4,977,569
   Galaxy Small Company Equity Fund - Trust      5,752,921     7,818,869
   Fleet Stable Asset Fund                      13,381,714             -
   Putnam International Growth Fund              3,419,904             -
   Janus Fund                                    9,609,408             -
   Columbia Balanced Fund                       19,270,971             -

5. NONPARTICIPANT-DIRECTED INVESTMENTS

   In 2000 and 1999, the Plan had nonparticipant-directed investments representing loans to participants in the amount of $972,283 and $1,012,492, respectively. The amount of interest income on these loans for the years ended December 31, 2000 and 1999 was $79,629 and $78,853, respectively. At December 31, 2000, there was one employee with an outstanding loan balance in excess of 5% of total nonparticipant-directed investments.

6. TAX STATUS OF THE PLAN

   Both the Profit Sharing Plan and Savings Plan obtained their latest determination letters on December 1, 1993 in which the Internal Revenue Service stated that the Plans, as then designed, were in compliance with the applicable requirements of the Code. The Plans have been amended since receiving the determination letters; however, the plan administrator believes that the Plans currently are designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plans' financial statements.

7. RECONCILIATION OF FINANICAL STATEMENTS TO FORM 5500

   The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                   2000          1999

   Benefits paid to participants per the
    financial statements                       $12,537,254   $10,140,960
   Less amounts allocated to withdrawing
    participants - prior year                           -     (1,339,120)
                                               -----------   -----------
   Benefits paid to participants per
   Form 5500                                   $12,537,254   $ 8,801,840
                                               ===========   ===========

   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but are not yet paid.

8. TRANSACTIONS WITH PARTIES-IN-INTEREST

   Certain plan investments are shares of the Company's Class A common stock and shares of mutual funds managed by Fleet Bank, the trustee. These transactions qualify as parties-in-interest transactions. Fees paid by the Plan to the trustee for fund administrative expenses amounted to $230,650 and $197,971 in 2000 and 1999, respectively.

                            * * * * * *

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

    (b)                  (c)
    Identity of Issue,   Description of Investment,                   (e)
    Borrower, Lessor     Including Maturity Date          (d)         Current
(a) or Similar Party     and Rate of Interest             Cost        Value

    PARTICIPANT-DIRECTED INVESTMENTS

 *  A.T. Cross Company   Common Stock                              $   916,348
                                                                   -----------
 *  Fleet Bank           Aggressive Growth Fund                            190
 *  Fleet Bank           Balanced Growth Fund                            9,218
 *  Fleet Bank           Conservative Income Fund                       35,844
 *  Fleet Bank           Galaxy Money Market Fund                       23,253
 *  Fleet Bank           Stable Asset Fund                          13,381,714
 *  Fleet Bank           Galaxy High-Quality Bond Fund               1,343,465
 *  Fleet Bank           Galaxy Small Company Equity Fund            5,752,921
    American Century     Income and Growth Fund                         53,330
    Columbia             Balanced Fund                              19,270,971
    Fidelity             Mid-Cap Fund                                  311,121
    INVESCO              Small Company Fund                            366,841
    Janus                Janus Fund                                  9,609,408
    Putnam               International Growth Fund                   3,419,904
    Putnam               Vista Fund                                    407,327
                                                                   -----------
    TOTAL MUTUAL FUNDS                                              53,985,507
                                                                   -----------

    TOTAL PARTICIPANT-DIRECTED INVESTMENTS                          54,901,855


    NONPARTICIPANT-DIRECTED INVESTMENTS

 *  Plan participants    Loans to participants with interest
                         ranging from 8.49% to 10.58% due in
                         various installments                          972,283
                                                                   -----------
                         TOTAL INVESTMENTS                         $55,874,138
                                                                   ===========

 *  Parties-in-interest

Exhibits:

    Consent of Deloitte & Touche LLP to the incorporation by reference of the plan's financial statements into Registration Statement Nos. 333-42915, 333-66031 and 333-42730 on Form S-8.


SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  A.T. CROSS COMPANY DEFINED
                                  CONTRIBUTION RETIREMENT PLAN


                                  By:     Fleet National Bank, Trustee


                                  By:     JOHN J. BROSNAN
                                          John J. Brosnan
                                          Title:  Vice President